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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ORION HEALTHCORP, INC.
                                (Name of Issuer)

               COMMON STOCK - CLASS C, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   868823 10 5
                                 (CUSIP Number)

                                 TOMMY M. SMITH
          10700 RICHMOND AVENUE, SUITE 320, HOUSTON, TEXAS 77042-4913,
                            TELEPHONE (713) 432-1100
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 with a copy to:

    DARRYL M. BURMAN, 1900 WEST LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027

                                DECEMBER 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 868823 10 5                 13D                            PAGE 2 OF 8
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Tommy M. Smith

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS
     SC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                 636,607*
     8.       SHARED VOTING POWER:               -0-
     9.       SOLE DISPOSITIVE POWER:            636,607*
     10.      SHARED DISPOSITIVE POWER:          -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     636,607*

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.97%

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14.  TYPE OF REPORTING PERSON:
     IN

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* Does not include: (i) 225,000 shares of Common Stock of the Company subject to issuance upon attaining certain performance goals of the Company's subsidiary for the years ended December 31, 2004 and December 31, 2005, which may be earned by the Reporting Person, or (ii) the requirement of the Reporting Person to return a certain amount of shares of Common Stock if the Company's subsidiary does not achieve certain performance goals, such potential increases or decreases in the Reporting Person's beneficial ownership will be based upon final determination of the EBITDA for the fiscal year ended December 31, 2004, and (iii) 75,758 shares of Class A Common Stock that are to be issued at the direction of Mr. Cain or Mr. Tommy M. Smith to employees of the Company's subsidiary, MBS.


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CUSIP NO. 868823 10 5                 13D                            PAGE 3 OF 8


                            STATEMENT ON SCHEDULE 13D

      Introductory Note: All information herein with respect to Orion HealthCorp, Inc., a Delaware corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the Class C common stock, Class C, par value $0.001 per share (the "Common Stock"), of Orion HealthCorp, Inc., a Delaware corporation (the "Company" or "Orion"). The principal place of business of Orion is located at 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076.

ITEM 2. IDENTITY AND BACKGROUND.

      This Statement on Schedule 13D is filed by Mr. Tommy M. Smith, an individual (the "Reporting Person").

      The address of Mr. Smith is 10700 Richmond Avenue, Suite 320, Houston, Texas 77042-4913. Mr. Smith is a United States citizen.

      Mr. Smith entered into an employment agreement to become the President and Chief Operating Officer of Medical Billing Services, Inc. ("MBS"), a wholly-owned subsidiary of the Company. No agreement exists between Mr. Smith and any other shareholder, executive officer or Board member of Orion concerning any agreement, oral or written, to vote the shares of Orion, or to act in concert with one or another, and Mr. Smith disclaims any membership in or among any control group.

      Mr. Smith has not been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 15, 2004, the Company, DCPS/MBS Acquisition, Inc.("DCPS/MBS"), MBS and Dennis Cain Physician Solutions, Ltd. ("DCPS") consummated those transactions more fully described in the Amended and Restated Agreement and Plan of Merger whereby DCPS was acquired by DCPS/MBS (the "DCPS/MBS Merger"). The Company acquired MBS by merging DCPS/MBS with and into MBS, with MBS as the surviving corporation. Simultaneously, DCPS was acquired by the contribution of units of limited partnership interests in DCPS to the Company, and the limited liability company interests of the limited liability company that is the general partner of DCPS were


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CUSIP NO. 868823 10 5                 13D                            PAGE 4 OF 8


also contributed to the Company. Immediately following the Closing, the interests in DCPS and the general partner were transferred to MBS. The terms of the acquisition are more particularly described in Proxy Statement dated September 10, 2004 (the "Proxy Statement") which is incorporated herein by reference. As consideration for the transaction, the stockholders of MBS received the following: (i) an aggregate of $1.5 million in cash, (ii) subordinated promissory notes to Orion in an aggregate principal amount of $500,000, and (iii) approximately 787,880 shares of Class C common stock in exchange for all of the outstanding stock of MBS. The purchase price is subject to retroactive increase (including increases of up to 225,000 shares of Class A Common Stock) or decrease based on the financial results of the newly-formed DCPS/MBS entity 2004 and 2005. Such determination will be made based upon certain EBITDA targets for fiscal years ended December 31, 2004 and December 31, 2005.

      The Reporting Person, who was the former President of MBS, has entered into an employment agreement to become the President and Chief Operating Officer of MBS. Pursuant to the DCPS/MBS merger agreement, he may have the authority to appoint a member to any advisory board established by the Orion board of directors. As of the Closing, he owned 636,607 shares of Class C Common Stock, subject to retroactive adjustment.

      A conformed copy of the Amended and Restated DCPS/MBS Merger Agreement, including Amendment thereto dated September 9, 2004 is filed as Annex B to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 16, 2004, and is incorporated herein by reference. A Second Amendment to Agreement and Plan of Merger is filed as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 21, 2004, and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

      On December 15, 2004, Orion HealthCorp, Inc. (formerly SurgiCare, Inc., "SurgiCare") ("Orion" or the "Company") consummated its previously-disclosed restructuring transactions (the "Closing"), which included issuances of new equity securities for cash and contribution of outstanding debt, the acquisition of three new businesses and the restructuring of its debt facilities. The Company also completed a one-for-ten reverse stock split, created three new classes of common stock and changed its name. SurgiCare common stock has been converted to Orion Class A Common Stock. The Company also created Class B and Class C Common Stock, which was issued in connection with the equity investments and acquisitions. SurgiCare shareholders of record will be notified regarding exchanging their SurgiCare stock certificates for those of Orion. These transactions, as well as other related matters, were previously described in the Company's Proxy Statement.

      To effectuate the DCPS/ MBS Merger, the Company formed a subsidiary, DCPS/ MBS Acquisition, Inc., that merged with and into MBS, with MBS as the surviving corporation. DCPS was acquired by the contribution of the units of limited partnership interest in DCPS to the Company. The limited liability company interests of the limited liability company that is the general partner of DCPS will also be contributed to the Company. Immediately following the closing of the

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CUSIP NO. 868823 10 5                 13D                            PAGE 5 OF 8


MBS merger and the DCPS acquisition, the interests in DCPS and its general partner were transferred to MBS. Following the Acquisitions, MBS will be a wholly-owned subsidiary of the Company, and DCPS will be a wholly-owned subsidiary of MBS.

      As a result of the transaction described above, the Reporting Person became a beneficial owner and his ownership percentage currently is 6.97%.

      As a result of the DCPS/MBS Merger Agreement, Mr. Smith may have the authority to appoint a member to any advisory board established by the Company's board of directors.

      Other than as described in this Statement on Schedule 13D, at the present time the Reporting Person has no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Company;

      (vi) any other material change in the Company's business or corporate structure;

      (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.

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CUSIP NO. 868823 10 5                 13D                            PAGE 6 OF 8


      The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, and reserve their rights under the DCPS/MBS Merger Agreement, the Employment Agreement and all transactions contemplated thereby.

      Mr. Smith may, from time to time, discuss with management and other shareholders of the Company and other parties methods by which the Company can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of the Company's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Person decides to pursue any of the methods for preserving and increasing the value of the Company described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      As set forth in this Statement on Schedule 13D, Mr. Smith currently owns 636,607 shares of Class C Common Stock of the Company. The 636,607 shares of Class C Common Stock of the Company represents 6.97% of the outstanding
Common Stock (based on our understanding of the number of shares of Common Stock outstanding as of December 22, 2004).

      The shares of Class C common stock to be issued, and the shares of Class A common stock into which they are convertible, will each be restricted securities as that term is defined in Rule 144 adopted by the SEC. No market for resale of the Class C common stock to be issued is ever expected to develop. The Class A common stock into which the Class C common stock is convertible may be sold in compliance with Rule 144. Rule 144 provides an exemption for sales in compliance with the rule and generally provides that the stock must be held for more than one (1) year after issuance before it may be sold in the market in brokered transactions.

      Other than the transactions described in Item 3, Item 4 and this Item 5, the Reporting Person has not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Person, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


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CUSIP NO. 868823 10 5                 13D                            PAGE 7 OF 8


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            2.1 Second Amendment to Agreement and Plan of Merger, dated as of December 15, 2004, among SurgiCare, Inc., DCPS/MBS Acquisition, Inc., Dennis Cain Physicians Solutions, Ltd., Medical Billing Services, Inc., and the Sellers Party thereto.*

            10.1 Employment Agreement, dated as of December 15, 2004, between Orion HealthCorp, Inc., Medical Billing Services, Inc. and Tommy M. Smith.*

            20.1 Proxy Statement of SurgiCare, Inc. filed with the Securities and Exchange Commission on September 10, 2004.**


            * Incorporated by reference to the Form 8-K filed by the Company, File No. 001-16587, filed on December 21, 2004.

            ** Incorporated by reference from the Registrant's Proxy Statement, File No. 001-16587, filed on September 10, 2004.




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CUSIP NO. 868823 10 5                 13D                            PAGE 8 OF 8


                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2004                By:  /s/ Tommy M. Smith
                                             -----------------------------------
                                             Name: Tommy M. Smith